Filed by Liberty Media Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company:  Liberty Media Corporation

Registration Statement File No.: 333-145936

This slide is being filed to correct an error in the corresponding slide filed by Liberty Media Corporation on September 25, 2007.

$ 887 India $ 2,374 UK 5. NEW INTERNATIONAL MARKETS Active discussions underway in several markets Rapid expansion of multi channel HH’s in many markets Opportunity to open 2-4 markets over next 3-5 years $ 339 Poland $ 356 Taiwan $ 1,226 Spain $ 888 South Korea $ 979 Russia $ 1,068 Brazil $ 1,853 Italy $ 2,232 France $ 2,897 Germany $ 4,461 Japan $ 2,630 China $ 13,244 US Multi Channel Homes (M) GDP ($B) Country $ 663 Netherlands 7,055 90,200 141,060 30,140 32,878 10,832 6,761 17,480 11,027 16,433 3,604 5,589 7,530 16,825 66,076